SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                --------------

                                   FORM 6-K

                                --------------

                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                             For February 2, 2004



                                 CNOOC Limited

                (Translation of registrant's name into English)
              --------------------------------------------------


                                  65th Floor
                              Bank of China Tower
                                One Garden Road
                              Central, Hong Kong
                   (Address of principal executive offices)

              --------------------------------------------------



   (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)


                Form 20-F     X                Form 40-F
                              ---------                     ----------


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                Yes                            No            X
                              ---------                     ----------


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)

PRESS RELEASE

 CNOOC Limited Acquires Additional Equity Interest in the Tangguh LNG Project


          (Hong Kong, February 2, 2004) - CNOOC Limited (together with its subsidiaries, the "Company", NYSE: CEO, SEHK: 883) announced today that its wholly-owned subsidiary CNOOC Muturi Limited has signed a Sale and Purchase Agreement (SPA) with BG Group to acquire a 20.767% interest in the Muturi Production Sharing Contract (PSC) for a consideration of US$98.1 million. This purchase will increase CNOOC Limited's interest in the Muturi PSC from 44.0% to 64.767%, and its interest in the Tangguh LNG Project from 12.5% to 16.96%.

         The Company is acquiring this interest pursuant to its preemption rights with respect to the previously announced sale of BG Group's 50% interest in the Muturi PSC to Mitsui Indonesia Gas B.V. The remainder of BG Group's interest in the Muturi PSC will be acquired by Indonesia Natural Gas Resources Muturi Inc. (INGRMI), a wholly owned subsidiary of LNG Japan Corporation, pursuant to INGRMI's preemption rights. LNG Japan Corporation is a joint venture between Nissho Iwai Corporation and Sumitomo Corporation.

         "With this transaction, we are pleased to further increase our stake in a world-class LNG project," said Mr. Fu Chengyu, Chairman and Chief Executive Officer of the Company. "The Tangguh Project has made considerable progress since our initial investment a year ago, and this additional purchase confirms our confidence in the project's future."

         "The Company continues to seize attractive acquisition opportunities to add value and diversify risks," added Mark Qiu, Chief Financial Officer of the Company.

         The effective date of the transaction is January 1, 2003. Completion of the transaction is conditioned on the approvals of the Indonesian government and our partners and the transaction is expected to be completed in the second quarter of 2004.

         Merrill Lynch (Asia Pacific) Limited acted as financial advisor to the Company in connection with this transaction.

         For additional information on this investment and the Tangguh LNG Project, please refer to our website www.cnoocltd.com.

                                      End

Notes to Editors:

              TANGGUH - BACKGROUND

Following the completion of this acquisition, CNOOC Limited will have a 64.767% interest in the Muturi PSC and a 42.4% interest in the Wiriagar PSC, in the aggregate equivalent to a 16.96% interest in the Tangguh LNG project, based on independently certified proved reserves. According to independent reserves assessment carried out by consultants DeGolyer and MacNaughton in August 1998, proved (1P) gas reserves in the Wiriagar, Berau and Muturi PSCs were certified at 14.4tcf and proved and probable (2P) gas reserves were certified at 18.3 tcf.

In September 2002, the Tangguh partners announced the sale of 2.6 mtpa of LNG under a 25-year contract to the proposed Fujian importation terminal in China. In August 2003, Tangguh signed Heads of Agreements with

SK and POSCO for the sale of up to 1.35mtpa of LNG into Korea. The marketing of the remainder of Tangguh's capacity continues and the first production is scheduled to begin in 2007.

              CNOOC LIMITED - BACKGROUND

Incorporated in Hong Kong in August 1999, CNOOC Limited (SEHK: 883; NYSE: CEO) is the dominant producer of crude oil and natural gas offshore China. CNOOC Limited is also one of the largest independent crude oil and gas exploration and production companies in the world.

As of December 31, 2002, its net proved reserves were 2.0 billion barrels-of-oil equivalents and its net production averaged 353,102 BOE (unaudited) per day for the first nine months of 2003.

CNOOC Limited is currently engaged in exploration, development and production in 4 major areas offshore China, which covers Bohai Bay, Western South China Sea, Eastern South China Sea and East China Sea. The Company is also one of the largest offshore crude producers in Indonesia.

The Company has about 2,047 employees.

              CNOOC LIMITED - RELATIONSHIP WITH ITS PARENT COMPANY

CNOOC Limited, incorporated in Hong Kong, is a 70.6% held subsidiary of China National Offshore Oil Corporation ("CNOOC"). CNOOC Limited is the sole vehicle through which CNOOC carries out oil and gas exploration, development, production and selling activities offshore China and internationally.

CNOOC, the parent company, is involved in the administrative, research, and services functions for the China offshore petroleum industry as well as other mid- or downstream petroleum projects.

*** *** ***
This press release contains statements that are not historical facts, including statements about beliefs and expectations of the directors of CNOOC Limited (the Company). These forward-looking statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the directors of the Company undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. You are cautioned that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, changes in PRC economic, political and social conditions as well as government policies.

*** *** ***

For further inquiries, please contact:

------------------------------------------------------------------------------
Mr. Xiao Zongwei                Ms Anne Lui/Ms. Maggie Chan/Ms. Carol Chan
CNOOC Limited                   Ketchum Newscan Public Relations
Tel : +86 10 8452 1646          Tel: 852-3141-8016/852-3141-8063/852-3141-8091
Fax: +86 10 8452 1441           Fax: 852-2510-8199
E-mail: xiaozw@cnooc.com.cn     E-mail: anne.lui@knprhk.com
        -------------------             -------------------
                                        carol.chan@knprhk.com
                                        ---------------------
                                        maggie.chan@knprhk.com
                                        ----------------------
------------------------------------------------------------------------------

                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be issued on its behalf by the undersigned, thereunto duly authorized.

                                          CNOOC Limited


                                          By:  /s/ Cao Yunshi
                                               ------------------------
                                               Name:   Cao Yunshi
                                               Title:  Company Secretary

Dated: February 2, 2004